EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Entegris, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-160212 and 333-105962) on Form S-3 and (Nos. 333-167178, 333-127599, and 333-53382) on Form S-8 of Entegris, Inc. of our report dated February 20, 2014, with respect to the consolidated balance sheets of Entegris, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2013 and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Entegris, Inc.

/s/ KPMG LLP

Minneapolis, Minnesota
February 20, 2014